SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2009

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayers’ ID (CNPJ) 01.545.826/0001 -07
Corporate Registry ID (NIRE) 35.300.147.952

MATERIAL FACT

GAFISA S.A. (BOVESPA: GFSA3; NYSE: GFA), pursuant to Instruction No. 358 dated January 3, 2002 from the Comissão de Valores Mobiliários (the Brazilian securities commission, the “CVM”), and the provisions of Article 7 of CVM Instruction No. 471 dated August 8, 2008, hereby announces:

1.	Its Board of Directors approved today the following: (i) a primary public offering of Gafisa’s common shares in Brazil pursuant to CVM Instruction No. 400 dated December 29, 2003, and (ii) an international public offering of common shares, including in the form of American Depositary Shares ("ADSs"), to be registered with the U.S. Securities and Exchange Commission (the "SEC") and represented by American Depositary Receipts (“ADRs”).

2.	Offering price of the common shares will be based on the sale price on the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (Sao Paulo Stock Exchange, the “BM&FBovespa”) as well as through a bookbuilding process to be conducted in accordance with Articles 23 (Section 1) and 44 of CVM Instruction No. 400.

3.	Gafisa expects that the aggregate size of the offering will be between R$600-700 million. However, the actual aggregate offering size will depend on market conditions at the time of the offering and may fall outside this range.

4.	The offering registration request, which has been submitted through the simplified procedure provided under CVM Instruction No. 471 and the agreement between the CVM and the Associação Nacional dos Bancos de Investimento – ANBID (the Brazilian Investment Banks Association, the “ANBID”), has been filed with ANBID on June 3, 2009.

5.	(Reserved)

This release does not constitute an offer to sell or the solicitation of an offer to buy the securities described herein. No registration statement relating to the securities described above has yet been filed with the SEC. These securities may not be sold nor may offers to buy be accepted prior to the time the offering is registered with the CVM and the proposed registration statement becomes effective with the SEC.

São Paulo, June 3, 2009

GAFISA S.A.
Alceu Duilio Calciolari
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2009

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.